November 7, 2007
BY HAND DELIVERY
Larry Spirgel
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	American Public Education, Inc.
Amendment No. 5 to Form S-1
Filed November 6, 2007
File No. 333-145185
Dear Mr. Spirgel:
On behalf of American Public Education, Inc. (“Company”), this letter is in response to comment 1 of the staff’s letter of comment dated November 7, 2007 to Harry Wilkins, with respect to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”).
Comment 1 is set forth below in italics followed by the Company’s response.
We are sending to your attention for delivery on November 8, 2007 courtesy copies of this letter and Amendment No. 6 to the Registration Statement, including a copy of Amendment No. 6 blacklined to show changes against Amendment No. 5 to the Registration Statement. All page numbers used in the Company’s responses below refer to the page numbers in Amendment No. 6.
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Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 40
Stock-based Compensation, page 42
1.	Please revise Management’s Discussion and Analysis of Financial Condition and Results of Operations to include a discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price.

Larry Spirgel
November 7, 2007

As disclosed on pages 43-45 of the prospectus, a large number of factors led the Company to increase its assessment of the value of the Common Stock during the period from 2006 through June 30, 2007. As disclosed on page 44, the receipt of regional accreditation, eligibility to participate in Title IV programs, growth and the passage of time since a third-party transaction involving our capital stock, led the Company in January 2007 to engage an independent valuation firm to assess value as of November 30, 2006. Subsequently, as discussed on pages 43-45, another valuation was performed in May 2007 by that independent valuation firm, which took into account factors such as changes in interest rates, increase in the calculation of business risk and a change in the liquidity discount in light of the increasing likelihood of an initial public offering (management had met with underwriters in the Spring of 2007). This led to an increase in the valuation to a higher price. Nevertheless, as disclosed on page 45, the Company subsequently reassessed the fair market value determination, because of continued growth and improvement through June 30, 2007, growth in internal projections and the increasing likelihood of an initial public offering in 2007. This led to a reassessment of fair market value for purposes of determining compensation expense for options granted in May 2007 of $11.20, representing a blended rate between the independent valuation and the estimates provided by potential underwriters in May 2007.
As stated in our letter of September 20, 2007, and as shown in the red herring prospectus dated October 29, 2007 that has been circulated, the Company and the underwriters estimated at that time that the initial public offering price would be between $15 and $17. On November 6, 2007 this was revised to between $18 and $19. The growth in value from $11.20 in May to our current estimate of approximately $18.50 (the midpoint) in November reflects strong sequential growth in the business (see “Recent Developments” on page 4), including strong revenue growth and growth in net course registrations, an increase in the number of degrees offered (as disclosed in our October prospectus), which has been well received by prospective investors, a significant increase in the market prices of comparable publicly-traded education companies during the period including Capella Education Company (which is up approximately 100% since the date of grant of the May options), Strayer Education, Inc. (which is up approximately 45% since the date of grant of the May options) and Apollo Group, Inc. (which is up approximately 65% since the date of grant of the May options), and market demand generated during the marketing period as a result of the Company’s and the underwriters’ discussions with prospective investors. Additional disclosure has been added to MD&A on page 45 to address the final period of increase in value.
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If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to call me at (410) 659-2741 or William I. Intner at (410) 659-2778.
Very truly yours,
/s/ MICHAEL J. SILVER
Michael J. Silver

cc:	Harry T. Wilkins
Executive Vice President and Chief Financial Officer
American Public Education, Inc.